October 10, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549

Attention: Mr. H. Roger Schwall

Re:

Request for Acceleration of Effectiveness of Registration Statement on Form S-4 (File No. 333-190583) of Oil States International, Inc. and the Additional Guarantor Registrants named therein (the “Registrants”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and on behalf of the Registrants, we hereby request that the effectiveness of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that such Registration Statement will become effective on Tuesday, October 15, 2013, at 5:00 p.m., Eastern Time, or as soon thereafter as practicable.

The Registrants hereby acknowledges that the disclosure in the Registration Statement is the responsibility of the Registrants. The Registrants hereby further acknowledges that:

●

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (713) 652-0582 or Matthew R. Pacey of Vinson & Elkins L.L.P. at (713) 758-4786. with any questions regarding this matter.

Very truly yours,

Oil States International, Inc.

By:	/s/Bradley J. Dodson
Name:	Bradley J. Dodson
Title:	Senior Vice President, Chief Financial
Officer and Treasurer